February 12, 2007

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Barbara C. Jacobs Assistant Director Mail Stop 4561

Re:	B.O.S. Better Online Solutions Ltd. Amendment No. 1 on Form F-1 to Registration Statement on Form F-3 File No. 333-139233 Filed on December 11, 2006

Ladies and Gentlemen:

We have attached hereto Amendment No. 1 on Form F-1 (the “Amendment”) to the Company’s Registration Statement on Form F-3. We have set forth below the Company’s response to the Staff’s comment letter dated January 8, 2007 with respect to the Registration Statement. The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto.

Securities and Exchange Commission
February 12, 2007

Registration Statement on Form F-3

1.	Please provide us your analysis as to your eligibility to use Form F-3 for your contemplated right offering. We note that Instruction I.B.4 of Form F-3 relates to securities to be offered “upon the exercise of outstanding rights” and that your transaction contemplates the registration of rights yet to be issued and outstanding.

After considering the Staff’s comment, we have concluded that the Company’s rights offering, as presently structured, would not appear to meet the requirements of Instruction I.B.4 to Form F-3. As a result, the Company has filed an Amendment on Form F-1 to the Form F-3.

2.	We note your disclosure throughout that rights held through the nominee company of the Tel Aviv Stock Exchange will default with a sales instruction if no other instruction is received by a certain time. We further note that it appears that rights held otherwise will not be subject to such default sales instruction. Accordingly, please provide us your analysis regarding the applicability of Instruction I.B.4 of Form F-3 to your transaction as it relates to securities offered upon the exercise of outstanding rights granted pro rata to all existing security holders of the class of securities to which the rights attach. The rules of the Tel Aviv Stock Exchange appear to cause the terms of the rights held through the Tel Aviv Stock Exchange nominee company to differ from the rights held otherwise. For example, the deadline for instruction appears to differ as the rights held by the Tel Aviv Stock Exchange nominee company would necessitate an earlier deadline. As such, the rights offered appear not to be granted pro rata. Please explain.

The Company has amended its filing to a Registration Statement on Form F-1, and consequently Instruction I.B.4 of Form F-3 is no longer applicable.

Securities and Exchange Commission
February 12, 2007

Questions and Answers About the Rights Offering Page 4

3.	Please expand your disclosure regarding why you are engaging in the rights offering on page 5 to discuss why you have decided upon a rights offering to raise additional funds as opposed to other means of raising funds. We note your Form 6-K filed October 19, 2006. Please also disclose whether you presently have any plans, proposals or arrangements for any future mergers or acquisitions. If so, please disclose by including materially complete descriptions of the future mergers or acquisitions transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time. Please see Item 4 of Form F-3 and Item 3. C of Form 20-F for additional guidance.

The Company has complied with the Staff’s comment to expand the disclosure concerning the Company’s reasons for effecting the rights offering under the heading “Questions and Answers About the Rights Offering” in the Amendment.

The Company has complied with the Staff’s comment to disclose any plans, proposals and arrangements concerning future mergers and acquisitions under the heading “Use of Proceeds” in the Amendment.

4.	We note your disclosure at the bottom of page 6 that unexercised rights will be listed for trading on NASDAQ and the Tel Aviv Stock Exchange. Please clarify whether holders holding rights other than through the Tel Aviv Stock Exchange nominee company have the discretion to cause their unexercised rights to be sold or otherwise have such rights lapse unsold.

The Company has clarified the disclosure to indicate that holders holding rights other than through the Tel Aviv Stock Exchange nominee company have the discretion to cause their unexercised rights to be sold or otherwise have such rights lapse unsold.

5.	Please clarify throughout as to your references to the Tel Aviv Stock Exchange nominee company, your nominee company (Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.) and “a member of the Tel Aviv Stock Exchange”. Your references suggest that these entities are the same and in whom rights held by such entity will result in a default sales instruction.

The Company has revised the subject references to comply with the Staff’s comment.

Securities and Exchange Commission
February 12, 2007

6.	Please clarify you disclosure to explain who receives the proceeds of any sales of rights made by the Tel-Aviv Stock Exchange nominee company pursuant to the default sales instruction.

The Company has clarified the disclosure to state that the proceeds of such sale shall be transferred to the shareholder by its broker.

7.	We note your disclosure on page 8 that the Tel Aviv Stock Exchange will reduce the opening price on the Tel Aviv Stock Exchange Ex-day. Please elaborate on what this reduction in price may be.

The Company has complied with the Staff’s comment under the headings “Questions and Answers About the Rights Offering” and “The Rights Offering” in the Amendment.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Cordially Brian Brodrick